

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

<u>Via E-mail</u>
George Putnam
President and Chief Executive Officer
EMC Metals Corp.
1430 Greg Street, Suite 501
Sparks, Nevada 89431

> **Re: EMC Metals Corp.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed June 13, 2012**
> **File No. 333-181271**
> **Form 10-K for the Period Ended December 31, 2011**
> **Filed February 14, 2012**
> **File No. 000-54416**

Dear Mr. Putnam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Shareholders, page 13</u>

1. Please revise the selling shareholders section to clearly reflect that Spartan Securities is a broker-dealer.

Form 10-K for the Period Ended December 31, 2012

Consolidated Financial Statements

2. We note your response to comment 5 in our letter dated May 30, 2012. Because the financial statements and auditors' report are filed under one item in a Form 10-K, the amended Form 10-K requires the resubmission of the entire item, including the auditors' report and financial statements. Accordingly, please provide Item 8 in its entirety in an amendment. See Rule 12b-15 of the Securities Exchange Act of 1934.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Edward L. Mayerhofer, Esq.